Free Writing Prospectus ELN10 (BAH: 1941)
Filed Pursuant to Rule 433
Registration Statement No. 333-180300-03

Equity-Linked Notes Linked to priceline.com Incorporated
Final Terms
May 15, 2013

Issuer:	Credit Suisse AG, acting through its Nassau Branch

CUSIP/ISIN:	22539T696/US22539T6964
Reference Shares:	Common stock of priceline.com Incorporated (Bloomberg ticker: PCLN UW <Equity>)

Trade Date:	May 15, 2013
Issue Date:	May 22, 2013
Valuation Date:	May 19, 2014
Maturity Date:	May 21, 2014

Interest Rate:	8% per annum, 30/360 day count basis

Interest Payment Dates:	Interest will be paid monthly commencing on June 21, 2013 and ending on the Maturity Date, subject to the modified following business day convention

Record Date:	15 calendar days prior to the applicable Interest Payment Date

Aggregate Principal Amount:	$31,048,725.00
Aggregate Number of Units:	38,690
Greenshoe Principal Amount:	$4,048,612.50
Greenshoe Number of Units:	5,045

Principal Amount per Unit:	$802.50

Initial Share Price:	$802.50

Price to Public:	$802.50 per Unit of Notes

Redemption Amount:	The Redemption Amount per Unit payable on the Maturity Date is based on the performance of the Reference Shares:

If the Final Share Price is less than or equal to the Lower Put Strike Price, then
Redemption Amount = Downside Participation × Lower Put Strike Price

If the Final Share Price is greater than the Lower Put Strike Price and less than the Upper Put Strike Price, then
Redemption Amount = Downside Participation × Final Share Price

If the Final Price is greater than or equal to the Upper Put Strike Price and less than the Call Strike Price, then
Redemption Amount = Principal Amount per Unit

If the Final Price is greater than or equal to the Call Strike Price, then
Redemption Amount = Upside Participation × (Final Share Price – Call Strike Price)
+ Principal Amount per Unit

The Issuer has the option to elect for cash or physical delivery of the Redemption Amount at Maturity. Any payment at maturity is subject to our ability to pay our obligations as they become due.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus or the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

While the payment at maturity will be based on the full Price to Public of your Notes, Credit Suisse currently estimates the value of each $802.50 principal amount of the Notes on the Trade Date will be $800.49, as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the Notes (our “internal funding rate”). The estimated value is less than the Price to Public because it does not include the costs of creating and marketing the Notes. For further explanation, please see “Risk Considerations—Estimated Value of the Notes After Deducting Certain Costs,” “—Effect of Interest Rate Used in Estimating Value” and “—Secondary Market Prices” in this free writing prospectus.
The Notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

Final Share Price:	The closing price of the Reference Shares on the Valuation Date

Lower Put Strike Price:	$642.00 (80% of the Initial Share Price)

Upper Put Strike Price:	$878.74(109.50% of the Initial Share Price)

Call Strike Price:	$922.88 (115.00% of the Initial Share Price)

Downside Participation:	91.3242%

Upside Participation:	65%

Adjustment for Ordinary
Dividend:	The Final Share Price will be adjusted according to the below formula to reflect any ordinary dividend that is paid

Current Market Price / (Current Market Price – Amount of Ordinary Dividend per Share)

Underwriting Discounts	$0.00 per unit of Notes
and Commissions:

Calculation Agent:	Credit Suisse International

Risk Considerations

ESTIMATED VALUE OF THE NOTES AFTER DEDUCTING CERTAIN COSTS — Assuming no changes in market conditions, our creditworthiness and other relevant factors, the estimated value of your Notes on the Trade Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the Notes includes transaction costs such as expenses incurred to create, document and market the Notes and the cost of hedging our risks as issuer of the Notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the Notes.  These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the Notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the Notes in accordance with our pricing models.  These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. Our option valuation models are proprietary. They take into account factors such as interest rates, volatility and time to maturity of the Notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

EFFECT OF INTEREST RATE USED IN ESTIMATING VALUE — The internal funding rate we use in structuring notes such as these Notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spread”), to account for costs related to structuring and offering the Notes. In circumstances where the internal funding rate is lower than the secondary market credit spread, the value of the Notes would be higher if we used our secondary market credit spread. Our use of our lower internal funding rate is also reflected in the secondary market prices of the Notes. Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value may not be comparable to estimated values of similar securities of other issuers.

SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) offers to repurchase your Notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the Notes on the Trade Date. The secondary market price of your Notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. Furthermore, assuming no change in market conditions or other relevant factors from the Trade Date, the secondary market price of your Notes will be lower than the Price to Public because it will not include hedging and other transaction costs. If you sell your Notes to a dealer, the dealer may impose an additional discount or commission, and as a result the price you receive on your Notes may be lower than the price at which we repurchase the Notes from such dealer.

We (or an affiliate) may initially offer to repurchase the Notes from you at a price that will exceed the then-current estimated value of the Notes. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately 90 days.

The Notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your Notes to maturity.

The Reference Shares

All information contained herein with respect to the Reference Shares and on priceline.com Incorporated (“priceline.com”) is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”) are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Share Issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below. According to its publicly available filings with the SEC, priceline.com is an online travel company that offers its customers hotel and accommodation reservations at properties worldwide, as well as reservations for other travel services. The common stock of priceline.com, $0.008 par value per share, is listed on The NASDAQ Global Select Market. priceline.com’s SEC file number is 0-25581 and can be accessed through www.sec.gov.

Historical Information

The following graph sets forth the historical performance of the Reference Shares based on the closing prices of the Reference Shares from January 1, 2008 through May 14, 2013. The closing price of the Reference Shares on May 14, 2013 was $791.139. We obtained the closing prices below from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. The price source for determining the Final Share Price will be the Bloomberg page “PCLN” or any successor page.

The historical prices of the Reference Shares should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Reference Shares on any of the Valuation Dates. We cannot give you assurance that the performance of the Reference Shares will result in the return of any of your initial investment.

For additional information about the Reference Shares, see the information set forth under “The Reference Shares” herein.

Credit Suisse has filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  Before you invest, you should read this communication together with the Prospectus Supplement and Prospectus, each dated March 23, 2012, to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Credit Suisse will arrange to send you the prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.